Pop Culture Group Co., Ltd

June 25, 2021

Via Edgar

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Pop Culture Group Co., Ltd

Registration Statement on Form F-1, as amended (File No.  333-253777)

Request for Acceleration of Effectiveness

Dear Ms. Jaskot:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Pop Culture Group Co., Ltd hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on June 29, 2021, or as soon thereafter as practicable.

Very truly yours,

Pop Culture Group Co., Ltd

By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors